40-33

811-21430
Branch 18

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

August 10, 2006

06045006

SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH, D.C. 209 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Plaintiffs' Letter to Judge Motz** and **Defendants' Letter to Judge Motz** in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
AUG 22 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-081006SEC.doc
081006 (1) vtt

LAW OFFICES OF

KELLER ROHRBACK L.L.P.

LAURIE B. ASHTON ③ ⑥ ❸ ❹
IAN S. BIRK
STEPHEN R. BOATWRIGHT ① ❸ ❹
KAREN E. BOXX ❹
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY ②
ALICIA M. CORBETT ① ❸ ❹
CLAIRE CORDON
SHANE P. CRAMER ② ❹
ROB J. CRICHTON ⑩
JULI FARRIS DESPER ③ ❶
MAUREEN M. FALECKI ⑤
RAYMOND J. FARROW
DANIEL S. FRIEDBERG ❷ ❹
GLEN P. GARRISON ⑤
LAURA R. GERBER
GARY A. GOTTO ① ❸ ❹
MARK A. GRIFFIN
AMY N.L. HANSON ❷
IRENE M. HECHT
SCOTT C. HENDERSON
MICHAEL F. JOHNSON
TOBIAS J. KAMMER
RON KILGARD ① ❸ ❹
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ⑥ ⑧ ❶
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ⑥
ROBERT S. OVER ⑦ ❶
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY ❷
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON ① ❸ ❹
LYNN LINCOLN SARKO ❶ ❷
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM ❷
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD ⑩
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

① ADMITTED IN ARIZONA
② ALSO ADMITTED IN ARIZONA
③ ALSO ADMITTED IN CALIFORNIA
④ ALSO ADMITTED IN COLORADO
⑤ ALSO ADMITTED IN IDAHO
⑥ ALSO ADMITTED IN ILLINOIS
⑦ ALSO ADMITTED IN MARYLAND
⑧ ALSO ADMITTED MICHIGAN
⑨ ALSO ADMITTED IN NEW YORK
⑩ ALSO ADMITTED IN OREGON
❶ ALSO ADMITTED IN WASHINGTON, D.C.
❷ ALSO ADMITTED IN WISCONSIN
❸ NOT ADMITTED IN WASHINGTON
❹ OF COUNSEL

August 8, 2006

VIA FEDERAL EXPRESS
Judge J. Frederick Motz
USDC District of Maryland
Northern Division
4415 U.S. Courthouse
101 W. Lombard Street
Baltimore, MD 21201

Re: *In re Mutual Funds Investment Litigation,* MDL Docket No.1586
In re Aim/INVESCO, Civil No. 04-md-15864-01
Berdat, et al. v. Invesco Funds Group, Inc., et al., Dist. MD, No. 1:06-cv-01561-JFM

Dear Judge Motz:

We write this letter on behalf of the plaintiffs in *Berdat, et al. v. Invesco.*

As a preliminary housekeeping matter, please note that pursuant to Judge Ellison's Order dated December 8, 2005, the case caption for the *Berdat* action was revised to the following: *Marvin Hunt, et al. v. INVESCO Funds Group, Inc., et al.* Thus, we will refer to our case as the "*Hunt*" case in this letter.

On June 16, 2006, the Judicial Panel on Multidistrict Litigation ("Panel") transferred our *Hunt* case to this Court for inclusion in the coordinated pretrial proceedings in *In Re Mutual Funds Investment Litigation*, MDL-1586. The order stated that transfer of the *Hunt* action was appropriate because the District of Maryland was a proper Section 1407 forum "for actions *arising out of* allegations of market timing and/or late trading in the mutual fund industry." However, we note that the actual claims in our case instead arise out of and focus upon allegations relating to excessive fees charged to the funds that could not have been the result of arm's length bargaining.[1] Accordingly, if our *Hunt* case remains within MDL-1586 it will

[1] The *Hunt* Complaint clearly states that "Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds." *Hunt* Complaint at ¶ 47, Attachment 1.

require substantially different discovery than the other cases in this MDL litigation. As such, we believe it would be most efficient to place the *Hunt* action in a separate subtrack from the two existing AIM/INVESCO subtracks in the *In re AIM/INVESCO* track.

While the *Hunt* action and the other cases in the AIM/INVESCO track all allege violations of Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35, that is where any similarity between our case and the other AIM/INVESCO cases begins and ends. The *Hunt* Complaint challenges the overarching structure by which investment advisers charge fees to shareholders of the mutual funds. In stark contrast, the claims in the amended complaints in both the class action and derivative cases narrowly focus on and revolve around the market timing and late trading activities.

Unlike the other complaint in the AIM/INVESCO track, the *Hunt* Complaint centers solely on violations of § 36(b) of the Investment Company Act, as amended, 15 U.S.C. § 80a-35(b) ("ICA"), which establishes a fiduciary duty on the part of investment advisers of a mutual fund with respect to the receipt of compensation for services. In particular, the *Hunt* Plaintiffs allege that Defendants in their case breached their fiduciary duties by: 1) charging excessive fees that were not negotiated at arm's length as exemplified by, *e.g.*, the lower advisory fees that Defendants charge to their non-mutual fund clients for the same services; 2) retaining excess profits attributable to extraordinary economies of scale due to, *e.g.*, inflated advisory and distribution service charges; and 3) failing to pass along economies-of-scale benefits from distribution fees to the shareholders of the funds and continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to the shareholders of the funds. *See Hunt* Complaint, ¶¶ 133, 138, 143. 4. The only reference to market timing in the *Hunt* Complaint is made in the Background section (versus the Substantive Allegations section) to "demonstrate[ ] Defendants' willingness to breach their fiduciary duties to their funds and their shareholders in an effort to increase the compensation Defendants receive." *Hunt* Complaint, ¶ 43.

Meanwhile, the crux of the claims in MDL-1586 are that:

> (1) management fees...were increased excessively by late trades and market timed transactions that increased the funds under management, (2) the influx of funds from late trades and market timed transactions excessively increased fees paid by funds for distribution of shares, and (3) the management fees paid as the result of the deposit of "sticky assets"...were entirely unearned." Consol. Am. Comp. pp. 109-114.

In re Mutual Fund Inv. Litig., 384 F. Supp. 2d 845, 868 (D. Md. 2005). Specifically, the two § 36(b) counts in the Consolidated Amended Fund Derivative Complaint relating to the Invesco

Funds Sub-Track dated September 29, 2004 specifically center on market timing and late trading activities:

> Count I (¶¶ 613-614) (emphasis added):
>
> Each of the Adviser Defendants and the Distributor Defendants . . . breached his, her, or its fiduciary duty to the Funds *by . . . facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading,* all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.
>
> *By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading,* the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.
>
> Count II (¶¶ 630-631) (emphasis added):
>
> Each of the Adviser Defendants, the Distributor Defendants, and the Director Defendants breached his, her, or its fiduciary duty to the Funds *by . . . allowing market timing and late trading all in exchange for their own benefit*, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.
>
> By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

Likewise, the sole count under §36(b) of the ICA in the Consolidated Amended Class Action Complaint relating to the Invesco Funds Sub-Track dated September 29, 2004 focuses exclusively on compensation received as a result of market timing and late trading activities:

> Count IX (¶ 237) (emphasis added):
>
> Defendants devised and implemented a scheme to obtain substantial and improper fees and other income for themselves and their affiliates *by allowing others to engage in timing and/or late trading of Invesco Funds* throughout the Class Period and in violation of their fiduciary duties . . . Moreover, the investment advisory contract between Invesco and the Invesco funds was not the product of arm's-length bargaining and the fees charged under the contract did not bear a reasonable relationship to the services rendered under it, ***especially with respect to Invesco's participation in market timing and late trading activities.***

In comparison, the counts of the *Hunt* Complaint allege:

> Count I
>
> The fees charged by Defendants for providing advisory services to the Funds represent a breach of Defendant's fiduciary duty to the Funds *because they* are excessive and *were not negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients* (and *not* because of any market timing related activity as alleged in the Counts of the complaints in MDL-1586).
>
> Paragraph 133 (emphasis and commentary in parenthetical added).
>
> Count II:
>
> Defendants have received and continue to receive excess profits *attributable to extraordinary economies of scale* (not to market timing related activities) and, ironically, at least in part at Plaintiffs' expense in the form of payment of distribution fees benefiting only Defendants.
>
> Paragraph 138 (emphasis and commentary in parenthetical added).
>
> Count III:
>
> The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, *the resulting economies of scale*

> *benefited only Defendants* (*not* market timing related activities), and not Plaintiffs or the Funds.
>
> Paragraph 142 (emphasis and commentary in parenthetical added).[2]

Defendants waited almost two years after the filing of the original complaint in the *Hunt* action (in April 2004) to seek the transfer of the case to the MDL. This was made even more curious by the fact that in June 2004, after MDL-1586 had already commenced, Defendants filed a Motion to Transfer the *Berdat* (now *Hunt*) action from Florida to the Texas.[3] Subsequently in September 2004, Defendants argued against the consolidation of the *Hunt* action with some other cases pending in the Southern District of Texas, distinguishing some of the different types of claims under section 36(b):

> The fundamentally different nature of the Papia and Berdat [now Hunt] claims is highlighted by contrasting the structure and substantive allegations of the complaint in those actions with those in the Boyce actions. Both the Papia (¶ 38) and Berdat (¶ 39) complaints [now SACC ¶ 70] allege that the relevant factors for proof of their claims: 'include (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds; and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).' In contrast, the complaints in the Boyce actions contain no allegations

---

[2] The counts of the Second Amended Consolidated Complaint ("SACC") remain identical to the counts in the original complaint that was filed in April 2004. Compare ¶¶ 133, 138, and 142 of the SACC with ¶¶ 68, 72, and 76 of the original complaint, appended as Attachment 2.

[3] In so doing, Defendants stated,

> "The Court should transfer this action to the Southern District of Texas because that is the location of AIM's principal place of business as well as that of all the Funds involved in this derivative lawsuit. In addition, it is the location of most of the pertinent witnesses and the vast bulk of the pertinent documents. By way of contrast, this action has no meaningful connection to the Middle District of Florida."
>
> "The mutual funds involved in this case are all located in the Southern District of Texas. The majority of non-party witnesses and party witnesses pertinent to this case reside and work in the Southern District of Texas (and specifically, in Houston, the location of the principal courthouse for the Southern District of Texas) or in and around Denver, Colorado."

See Defendants' Motion to Transfer Pursuant to 28 U.S.C. § 1404(a) and Incorporated Memorandum In Support, at 1 and 3. Attachment 3.

> advocating such a focus on those six factors to prove their claims about allegedly improper directed brokerage business.

Defendants' Memorandum of Law in Partial Opposition to Plaintiffs' Motion for Consolidation for Pre-Trial Purposes at 8, Attachment 4. Defendants' distinctions apply with more force here as the other complaints in the AIM/INVESCO track narrowly focus on market timing and late trading activities.

We recognize that the MDL panel denied our objection to the conditional transfer order notwithstanding that we made these very arguments. While we would prefer immediate remand of our case back to Judge Ellison in Houston, who had denied Defendants' motion to dismiss and ordered the commencement of discovery before transfer occurred, we request that you establish a separate subtrack for our *Hunt* case for as long as it remains a part of MDL-1586. We would welcome the opportunity to answer any questions that court might have during the September 14, 2006 status conference.

Sincerely,

Michael D. Woerner
Tana Lin

TL:eks
Enclosures

cc: Alan Schulman
Daniel Pollack
Mark Rifkin
All counsel by electronic filing

N:\CLIENTS\26495\1\CORRESPONDENCE\WOERNERMOTZ081406.DOC

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In re Mutual Funds Investment Litigation	)	MDL-1586 Judge J. Frederick Motz
In re Aim/INVESCO	)	Civil No. 04-md-15864-01
DOLORES BERDAT, et al. Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	)	USDC District of Maryland (Baltimore) 1:06-cv-01561-JFM

CERTIFICATE OF SERVICE

I hereby certify that on August 8, 2006, a true and correct copy of this document was caused to be served via electronic service to all counsel of record registered with the ECF system.

A true and correct copy of this document was also served on all parties listed below via U.S. Mail, properly addressed and with postage thereon fully prepaid and deposited at a United States Post Office in Seattle, Washington in accordance with the Federal Rules of Civil Procedure:

Alan Schulman
Bernstein Litowitz Berger & Grossmann LLP
12481 High Bluff Drive
Suite 300
San Diego, CA 92130
Tel. (858) 793-0070
Fax (858) 793-0323

Mark C. Rifkin, Esq.
rifkin@whafh.com
Wolf Haldenstein Adler Freeman & Herz LLP
270 Madison Avenue
New York, NY 10016
Tel. (212) 545-4600
Fax (212) 545-4653

Daniel A. Pollack
dapollack@pollacklawfirm.com
Edward T. McDermott
etmcdermott@pollacklawfirm.com
Anthony Zaccaria
azaccaria@pollacklawfirm.com
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036
Tel. (212) 575-4700
Fax. (212) 575-6560

Attorneys for Defendants

Charles S. Kelley
ckelley@mayerbrownrowe.com
TBA No. 11199580
S.D. Tex. #14344
Mayer, Brown, Rowe & Maw LLP
Suite 3600
700 Louisiana Street
Houston, TX 77002-2730
Tel. (713) 221-1651
Fax (713) 224-6410

Attorneys for Defendants

Michael K. Oldham
moldham@gibbs-bruns.com
TBA #00798405
S.D. Tex. #21486
Gibbs & Bruns LLP
1100 Louisiana, Ste. 5300
Houston, TX 77002
Tel. (713) 751-5268
Fax. (713) 750-0903

Attorneys for Defendants

Dated this 8th day of August, 2006.

Tana Lin, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
tlin@kellerrohrback.com
(206) 623-1900 (Phone)
(206) 623-3384 (FAX)

POLLACK & KAMINSKY

114 WEST 47TH STREET, NEW YORK, NEW YORK 10036

TEL: (212) 575-4700

FAX: (212) 575-6560

DANIEL A. POLLACK
MARTIN I. KAMINSKY
EDWARD T. MCDERMOTT

W. HANS KOBELT
JUSTIN CHU
ANTHONY ZACCARIA

August 9, 2006

By Federal Express

Hon. J. Frederick Motz
United States District Court
for the District of Maryland
101 West Lombard Street
Baltimore, Maryland 21201

Re: MDL-1586 - In re Mutual Funds Investment Litigation
AIM/INVESCO Sub-Track, No. 15864 (JFM)

Dear Judge Motz:

On behalf of AIM/INVESCO we strongly oppose Mr. Woerner's request (by letter of August 8) "that you establish a separate subtrack for [the] Hunt case ..."

The whole point of the MDL is to create efficiencies; to oblige AIM/INVESCO to respond to discovery demands, motions etc. in two separate subtracks defeats the purpose of the MDL.

Respectfully,

Daniel A. Pollack
Counsel for AIM/INVESCO

cc: Michael D. Woerner, Esq.
(by Federal Express)

All Counsel
(by electronic means)